From: MG Capital <HC2shareholders@profileadvisors.com>
Sent: Friday, April 24, 2020 3:20 PM
Subject: ISS Supports MG Capital

ISS supports our case for change at HC2.

Fellow Stockholders,

We're pleased to share that leading proxy advisory firm Institutional Shareholder Services ("ISS") has announced its endorsement of our case for significant change at HC2.

ISS recommended that HC2 stockholders:
•	Immediately remove CEO Philip Falcone from the Board,
•	Immediately remove two other legacy members - Robert Leffler and Wayne Barr - from the Board, and;
•	Vote the GREEN consent card to elect MG Capital nominees George Brokaw, Kenneth Courtis and Jay Newman to the Board.

Read More from ISS' Report

ISS is in full agreement with MG Capital when it comes to the serious near-term risks posed by HC2’s excessive holding company debt, chronic mismanagement, and dismal track record of underperformance.

ISS highlighted that HC2 stockholders would be “best served” to provide MG Capital’s nominees “a substantial presence on the Board." Stockholders can trust that our world-class nominees will work to reverse HC2’s value-destructive trajectory and bring about the wholesale leadership changes the Company desperately needs.

MG Capital and ISS agree that change is needed atop the Company. We urge you to vote the GREEN consent card for a better HC2.

Sincerely,
Michael Gorzynski

Founder and Managing Partner, MG Capital

Additional Reading from The Deal:
ISS Urges Falcone's Removal From HC2 Board
"The dissident makes a strong case that significant board change is necessary to address the company's prolonged underperformance, need to reduce and potentially refinance debt, excessive executive compensation, and a lack of credibility surrounding CEO Falcone..."

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